Via Facsimile and U.S. Mail
Mail Stop 4720

June 8, 2009

Mr. W. C. Weldon
Chairman, Board of Directors, and Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Re: Johnson & Johnson
Form 10-K for the Period Ended December 31, 2008
Filed February 20, 2009
File No. 001-03215

Dear Mr. Weldon:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13
Management's Discussion and Analysis of Results of Operations and Financial Condition
Liquidity and Capital Resources
Contractual Obligations and Commitments, page 40

1. Please revise your contractual obligations table to include interest expense since it is part of your contractual obligation of debt.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page 49

2. Refer to your disclosure "sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall." Revise your disclosure to address:
    - Whether you refund the sales price by issuing cash or a credit, or whether you exchange product from your inventory for the returned product;
    - Whether the returned product is resalable; and,
    - If you exchange product from your inventory for the returned product, how you account for your estimate of returns at the time of the product sale and how you account for returns when they are actually returned and make the exchange. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant